UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
 THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
 (Translation of registrant’s name into English)

Republic of Peru
 (Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: October 24, 2016

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim condensed consolidated financial statements as of September 30, 2016 and for the three and nine-month periods then ended

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim condensed consolidated financial statements as of September 30, 2016 and for the three and nine-month periods then ended

Content

Report on review of interim condensed consolidated financial statements

Interim condensed consolidated financial statements
Interim condensed consolidated statements of financial position
Interim condensed consolidated statements of profit or loss
Interim condensed consolidated statements of other comprehensive income
Interim condensed consolidated statements of changes in equity
Interim condensed consolidated statements of cash flows
Notes to the interim condensed consolidated financial statements

Report on review of interim condensed consolidated financial statements

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A.

Introduction

We have reviewed the accompanying interim condensed consolidated statement of financial position of Cementos Pacasmayo S.A.A. (a Peruvian company) and its Subsidiaries (together the "Group") as of September 30, 2016, and the related interim condensed consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for the three and nine-month periods then ended, and explanatory notes. Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34 Interim Financial Reporting (IAS 34). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with International Auditing Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of the persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34.

Lima, Peru
October 24, 2016

Countersigned by:

Carlos Valdivia Valladares
C.P.C.C. Register No. 27255

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of financial position
As of September 30, 2016 (unaudited) and December 31, 2015 (audited)

	Note	As of September 30, 2016	As of December 31, 2015
		S/(000)	S/(000)
Assets
Current assets
Cash and term deposits	3	174,621	158,007
Trade and other receivables	4	86,425	110,897
Prepayments		15,298	7,188
Inventories	5	354,220	307,478
Income tax prepayments		52,420	44,910
		682,984	628,480
Non-current assets
Other receivables	4	67,955	64,145
Prepayments		733	1,432
Available-for-sale financial investments	12	719	436
Other financial instruments	12	82,891	124,770
Property, plant and equipment	6	2,496,092	2,490,815
Exploration and evaluation assets		86,840	81,862
Deferred income tax assets		24,349	21,077
Other assets		624	777
		2,760,203	2,785,314
Total assets		3,443,187	3,413,794

Liabilities and equity
Current liabilities
Trade and other payables	7	283,732	170,761
Income tax payable		2,639	3,906
Provisions	8	43,826	28,880
		330,197	203,547
Non-current liabilities
Interest-bearing loans and borrowings	12	1,010,638	1,012,406
Other non-current provisions	8	13,822	32,638
Deferred income tax liabilities		119,320	119,069
		1,143,780	1,164,113
Total liabilities		1,473,977	1,367,660

Equity
Capital stock		531,461	531,461
Investment shares		50,503	50,503
Treasury shares		(108,248)	(108,248)
Additional paid-in capital		545,285	553,466
Legal reserve		187,004	176,458
Other reserves		(16,912)	11,649
Retained earnings		667,439	727,765
Equity attributable to equity holders of the parent		1,856,532	1,943,054
Non-controlling interests		112,678	103,080
Total equity		1,969,210	2,046,134
Total liabilities and equity		3,443,187	3,413,794

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of profit or loss
For the three and nine-month periods ended September 30, 2016 and September 30, 2015 (both unaudited)

		For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	Note	2016	2015	2016	2015
		S/(000)	S/(000)	S/(000)	S/(000)

Sales of goods	14	314,187	312,965	925,440	880,031
Cost of sales		(180,851)	(171,889)	(551,449)	(494,337)
Gross profit		133,336	141,076	373,991	385,694

Operating income (expenses)
Administrative expenses		(45,511)	(51,383)	(142,647)	(149,145)
Selling and distribution expenses		(10,116)	(8,305)	(29,674)	(22,510)
Other operating income (expenses), net		(2,861)	532	451	13,132
Total operating expenses, net		(58,488)	(59,156)	(171,870)	(158,523)
Operating profit		74,848	81,920	202,121	227,171

Other income (expenses)
Finance income		907	1,271	1,523	2,757
Finance costs		(19,661)	(8,411)	(55,408)	(25,456)
Net gain (loss) from exchange difference		4,240	2,013	(1,522)	7,279
Total other expenses, net		(14,514)	(5,127)	(55,407)	(15,420)
Profit before income tax		60,334	76,793	146,714	211,751

Income tax expense	9	(16,994)	(21,472)	(44,329)	(59,906)

Profit for the period		43,340	55,321	102,385	151,845
Attributable to:
Equity holders of the parent		44,512	56,262	105,456	154,747
Non-controlling interests		(1,172)	(941)	(3,071)	(2,902)

		43,340	55,321	102,385	151,845
Earnings per share
Basic and diluted profit for the period attributable to equity holders of common shares and investment shares of the parent (S/ per share)	11	0.08	0.10	0.19	0.27

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of other comprehensive income
For the three and nine-month periods ended September 30, 2016 and September 30, 2015 (both unaudited)

		For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	Note	2016	2015	2016	2015
		S/(000)	S/(000)	S/(000)	S/(000)

Profit for the period		43,340	55,321	102,385	151,845

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Change in fair value of available-for-sale financial investments		69	(161)	282	(274)
(Loss) gain on cash flow hedges	12	(42,222)	58,594	(38,879)	51,349
Deferred income tax related to component of other comprehensive income	9	10,960	(15,194)	10,036	(14,563)
Other comprehensive income for the period, net of income tax		(31,193)	43,239	(28,561)	36,512

Total comprehensive income, net of income tax		12,147	98,560	73,824	188,357

Total comprehensive income attributable to:
Equity holders of the parent		13,319	99,501	76,895	191,259
Non-controlling interests		(1,172)	(941)	(3,071)	(2,902)

		12,147	98,560	73,824	188,357

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of changes in equity
For the nine-month periods ended September 30, 2016 and September 30, 2015 (both unaudited)

	Attributable to equity holders of the parent
	Capital stock	Investment shares	Treasury shares	Additional paid-in capital	Legal reserve	Unrealized gain on available for-sale investments	Unrealized gain on derivative financial instruments	Retained earnings	Total	Non-controlling interests	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2015	531,461	50,503	-	553,791	154,905	218	4,926	696,736	1,992,540	78,145	2,070,685
Profit for the period	-	-	-	-	-	-	-	154,747	154,747	(2,902)	151,845
Other comprehensive income	-	-	-	-	-	(204)	36,716	-	36,512	-	36,512
Total comprehensive income	-	-	-	-	-	(204)	36,716	154,747	191,259	(2,902)	188,357

Appropriation of legal reserve	-	-	-	-	15,475	-	-	(15,475)	-	-	-
Contribution of non-controlling interests, note 1	-	-	-	-	-	-	-	-	-	28,475	28,475
Authorized dividends, note 7	-	-	-	-	-	-	-	(162,950)	(162,950)	-	(162,950)
Other adjustments of non-controlling interests, note 1	-	-	-	(325)	-	-	-	-	(325)	325	-

Balance as of September 30, 2015	531,461	50,503	-	553,466	170,380	14	41,642	673,058	2,020,524	104,043	2,124,567

Balance as of January 1, 2016	531,461	50,503	(108,248)	553,466	176,458	(11)	11,660	727,765	1,943,054	103,080	2,046,134
Profit for the period	-	-	-	-	-	-	-	105,456	105,456	(3,071)	102,385
Other comprehensive income	-	-	-	-	-	209	(28,770)	-	(28,561)	-	(28,561)
Total comprehensive income	-	-	-	-	-	209	(28,770)	105,456	76,895	(3,071)	73,824

Appropriation of legal reserve	-	-	-	-	10,546	-	-	(10,546)	-	-	-
Contribution of non-controlling interests, note 1	-	-	-	-	-	-	-	-	-	4,488	4,488
Authorized dividends, note 7	-	-	-	-	-	-	-	(155,236)	(155,236)	-	(155,236)
Other adjustments of non-controlling interests, note 1	-	-	-	(8,181)	-	-	-	-	(8,181)	8,181	-

Balance as of September 30, 2016	531,461	50,503	(108,248)	545,285	187,004	198	(17,110)	667,439	1,856,532	112,678	1,969,210

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of cash flows
For the three and nine-month periods ended September 30, 2016 and September 30, 2015 (both unaudited)

		For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	Note	2016	2015	2016	2015
		S/(000)	S/(000)	S/(000)	S/(000)
Operating activities
Profit before income tax		60,334	76,793	146,714	211,751
Non-cash adjustments to reconcile profit before income tax to net cash flows:
Depreciation and amortization		29,614	17,656	80,963	50,930
Unrealized exchange difference related to monetary transactions		30,330	10,590	(4,795)	40,589
Finance costs		19,250	8,411	54,175	25,456
Long-term incentive plan	10	2,664	6,151	7,408	10,511
Provision for inventories carried at net realizable value	5	(464)	-	643	-
Amortization of costs of issuance of senior notes		411	411	1,233	1,233
Unwinding of discount of long-term incentive plan		87	198	261	594
Estimation of impairment of trade and other accounts receivables		-	-	50	-
Unrealized exchange difference hedge		(33,300)	(13,200)	3,000	(44,687)
Finance income		(907)	(1,271)	(1,523)	(2,757)
Net (gain) loss on disposal of property, plant and equipment		(52)	1,100	(216)	(7,661)
Other operating, net		2,437	477	3,419	571
Working capital adjustments
Decrease (increase) in trade and other receivables		90	(1,465)	20,453	(12,390)
(Increase) Decrease in prepayments		8,685	3,284	(7,709)	(7,488)
(Increase) Decrease in inventories		(2,033)	11,673	(49,185)	14,853
(Decrease) Increase in trade and other payables		(24,155)	2,385	(13,001)	1,415
		92,991	123,193	241,890	280,090

Interests received		483	675	1,082	2,123
Interests paid		(22,896)	(22,084)	(47,431)	(43,158)
Income tax paid		(8,052)	(20,960)	(46,325)	(69,342)
Net cash flows provided from operating activities		62,526	80,824	149,216	169,713

Interim condensed consolidated statements of cash flows (continued)

		For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	Note	2016	2015	2016	2015
		S/(000)	S/(000)	S/(000)	S/(000)
Investing activities
Liquidation of time deposits with original maturities greater than 90 days		-	157,750	-	157,750
Purchase of property, plant and equipment	6	(5,380)	(123,969)	(103,795)	(378,639)
Acquisition of time deposits with original maturities greater than 90 days		-	-	-	(157,750)
Purchase of evaluation and exploration assets		(496)	-	(7,631)	(7,888)
Proceeds from sale of property, plant and equipment		447	36	616	66
Net cash used in investing activities		(5,429)	33,817	(110,810)	(386,461)

Financing activities
Contribution of non-controlling interests	1	4,015	28,198	4,488	28,475
Hedge commissions paid		(13,620)	(13,018)	(27,623)	(15,897)
Dividends paid		(452)	-	(452)	(328)
Net cash flows provided from (used in) financing activities		(10,057)	15,180	(23,587)	12,250

Net increase (decrease) in cash and cash equivalents		47,040	129,821	14,819	(204,498)
Net foreign exchange difference		2,970	4,219	1,795	29,610
Cash and cash equivalents at the beginning of the period		124,611	271,571	158,007	580,499
Cash and cash equivalents at the end of the period	3	174,621	405,611	174,621	405,611
Transactions with no effect in cash flows:
Unrealized exchange difference related to monetary transactions		30,330	10,590	(4,795)	40,589
Unrealized exchange difference hedge		(33,300)	(13,200)	3,000	(44,687)
Sale of property, plant and equipment, pending of collect		-	-	-	11,106
Unpaid declared dividends		155,236	162,950	155,236	162,950

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to interim condensed consolidated financial statements
As of September 30, 2016 and 2015 (both unaudited), and December 31, 2015 (audited)

1.	Economic activity
Cementos Pacasmayo S.A.A. (hereinafter "the Company") was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation with publicly traded shares on Lima Stock Exchange and New York Stock Exchange. The Company is a subsidiary of Inversiones ASPI S.A., which holds 50.01 percent of the Company’s common shares as of September 30, 2016 and December 31, 2015 (52.63 percent of the Company’s common shares as of September 30, 2015). The Company’s registered address is Calle La Colonia No.150, Urbanizacion El Vivero, Santiago de Surco, Lima, Peru.

The Company’s main activity is the production and selling of cement, blocks, concrete and quicklime in Peru’s northern region.

The interim condensed consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) as of September 30, 2016 and for the three and nine-month periods then ended, were authorized for issuance by the Company’s Management on October 24, 2016.

On May 31, 2016, the Company decided to liquidate the subsidiary Calizas del Norte S.A.C.  Furthermore, on September 26, 2016, in the General Shareholders’ Meeting of Cementos Pacasmayo, they approved the spin-off of the equity block of Fosfatos del Pacífico S.A. in favor of a new company named Fossal S.A.A.

Except the situation explained in the above-mentioned paragraph, as of September 30, 2016, there were no changes in the main activities of the subsidiaries incorporated in the interim condensed consolidated financial statements of the Group, in relation to December 31, 2015.

Contributions of non-controlling interest -
Salmueras Sudamericanas S.A.
In order to finance the Salmueras project, the General Shareholders’ Meeting of the subsidiary held on February 2, 2016, agreed a contribution of S/4,100,000.  During the nine-month period ended September 30, 2016, the contribution made by Quimpac S.A. amounted to S/473,000.

All these contributions are partial payments of the capital commitment assumed by the Company and Quimpac S.A. if they develop the brine project, up to US$100,000,000 and US$14,000,000, respectively.

The effect of the difference on capital contributions and interests maintained by each shareholder amounted to S/556,000 during the nine-month period ended September 30, 2016, and these were recognized as a debit in additional paid-in capital and a credit in non-controlling interest.

Notes to interim condensed consolidated financial statements (continued)

Fosfatos del Pacifico S.A.
The General Shareholders’ Meeting of the subsidiary Fosfatos del Pacifico S.A. held on August 2, 2016, agreed a contribution amounted to S/13,384,000. During the nine-month period ended September 30, 2016, the contribution made by MCA Phosphates Pte. amounted to S/4,015,000.

During February, July and September, 2016, the Company made additional capital contributions of S/23,216,000, S/1,000,000 and S/1,200,000, respectively; which were approved by the Board of Directors, these contributions did not include a change in the percentage interests held by the current shareholders.

The effect of the difference on capital contributions and interests acquired by each shareholder amounted to S/7,625,000 during the nine-month period ended September 30,2016, and it was recognized as a debit in additional paid in capital and a credit in non-controlling interest.

2.	Basis of preparation and changes to the Group’s accounting policies
2.1	Basis of preparation -
The interim condensed consolidated financial statements of the Company have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB).

The interim condensed consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial investments, derivatives financial instruments and the call-option that have been measured at fair value. The interim condensed consolidated financial statements are presented in soles and all values are rounded to the nearest thousand (S/000), except as otherwise indicated.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with Group’s annual consolidated financial statements as of December 31, 2015.

New standards, interpretations and amendments
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group´s annual financial statements for the year ended December 31, 2015.

Several new standards and amendments apply for the first time in 2016. However, they do not impact the interim condensed consolidated financial statements or the annual consolidated financial statements of the Group.

For information purpose, following is a summary of the nature and impact of each new standard:

-	Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization
The amendments clarify the principle in IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is a part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets. The amendments are effective prospectively for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments do not have any impact to the Group given that the Group has not used a revenue-based method to depreciate its noncurrent assets.

Notes to interim condensed consolidated financial statements (continued)

-	Annual Improvements 2012-2014 Cycle
These improvements are effective for annual periods beginning on or after 1 January 2016. They include:

IFRS 7 Financial Instruments: Disclosures
(i)	Servicing contracts
The amendment clarifies that a servicing contract that includes a fee can constitute continuing involvement in a financial asset. An entity must assess the nature of the fee and the arrangement against the guidance for continuing involvement in IFRS 7 in order to assess whether the disclosures are required. The assessment of which servicing contracts constitute continuing involvement must be done retrospectively. However, the required disclosures would not need to be provided for any period beginning before the annual period in which the entity first applies the amendments.

(ii)	Applicability of the amendments to IFRS 7 to condensed interim financial statements
The amendment clarifies that the offsetting disclosure requirements do not apply to condensed interim financial statements, unless such disclosures provide a significant update to the information reported in the most recent annual report. This amendment must be applied retrospectively.

IAS 19 Employee Benefits
The amendment clarifies that market depth of high quality corporate bonds is assessed based on the currency in which the obligation is denominated, rather than the country where the obligation is located. When there is no deep market for high quality corporate bonds in that currency, government bond rates must be used. This amendment must be applied prospectively.

IAS 34 Interim Financial Reporting
The amendment clarifies that the required interim disclosures must either be in the interim financial statements or incorporated by cross-reference between the interim financial statements and wherever they are included within the interim financial report (e.g., in the management commentary or risk report). The other information within the interim financial report must be available to users on the same terms as the interim financial statements and at the same time. This amendment must be applied retrospectively.

Notes to interim condensed consolidated financial statements (continued)

These amendments do not have any impact on the Group.

-	Amendments to IAS 1 Disclosure Initiative
The amendments to IAS 1 Presentation of Financial Statements clarify, rather than significantly change, existing IAS 1 requirements. The amendments clarify:

-	The materiality requirements in IAS 1.
-	That specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated.
-	That entities have flexibility as to the order in which they present the notes to financial statements.
-
That the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss.

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement(s) of profit or loss and OCI. These amendments are effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments do not have any impact on the Group.

-	Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception
The amendments address issues that have arisen in applying the investment entities exception under IFRS 10.The amendments to IFRS 10 clarify that the exemption from presenting consolidated financial statements applies to a parent entity that is a subsidiary of an investment entity, when the investment entity measures all of its subsidiaries at fair value.

Furthermore, the amendments to IFRS 10 clarify that only a subsidiary of an investment entity that is not an investment entity itself and that provides support services to the investment entity is consolidated. All other subsidiaries of an investment entity are measured at fair value. The amendments to IAS 28 allow the investor, when applying the equity method, to retain the fair value measurement applied by the investment entity associate or joint venture to its interests in subsidiaries.

These amendments must be applied retrospectively and are effective for annual periods beginning on or after1 January 2016, with early adoption permitted. These amendments do not have any impact on the Group as the Group does not apply the consolidation exception.

The Group has not yet early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Notes to interim condensed consolidated financial statements (continued)

2.2	Basis of consolidation - The interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of September 30, 2016 and 2015.

2.3           Seasonality -
Seasonality is not relevant for the activities of the Group.

3.	Cash and term deposits
(a)	This caption consists of the following:

	As of September 30, 2016	As of December 31, 2015	As of September 30, 2015
	S/(000)	S/(000)	S/(000)

Cash on hand	1,567	1,388	1,421
Cash at banks (b)	19,370	46,419	72,985
Short-term deposits (c)	153,684	110,200	331,205
Cash balances included in statements of cash flows	174,621	158,007	405,611

(b)	Cash at banks is denominated in local and foreign currencies, is deposited in domestic and foreign banks and is freely available. The cash at banks interest yield is based on daily bank deposit rates.

(c)
As of September 30, 2016, December 31, 2015 and September 30, 2015, the short-term deposits held in domestic banks were freely available and earned interest at the respective short-term market rates and have maturities of less than three months.

4.	Trade and other receivables
As of September 30, 2016 and December 31, 2015 this caption mainly include trade receivables, value-added tax credit (VAT), interest receivables and tax refund receivable.

These tax refund receivables are value-added tax credits originated from purchases made from 2005 to 2007 in the northeast region of Peru. The Group has a formal disagreement with the Peruvian tax authorities in connection with these refunds. In the Group´s legal advisors opinion, the Group has strong basis to recover these tax refunds, however, they consider that such recovery will occur in the long-term, considering the long time that this kind of procedures last due to all instances and formal processes that have to be completed.

Notes to interim condensed consolidated financial statements (continued)

5.	Inventories
As of September 30, 2016 and December 31, 2015 includes goods and finished products, work in progress, raw materials and other supplies to be used in the production process.

During the nine-month period ended September 30, 2016 the Group has recognized a provision for inventory carried at net realizable value of S/643,000.

6.	Property, plant and equipment
During the three and nine-month periods ended September 30, 2016 the additions of the Group amounted approximately to S/9,221,000 and S/80,213,000, respectively (S/133,403,000 and S/372,706,000 during the three and nine-month periods ended September 30, 2015), which are mainly related to  the construction of a cement plant located in Piura in the north of Peru. In September, 2015 part of this project began operations. On February, 2016 a significant part of this cement plant was launched to operations, nevertheless some final work will be performed among the period.

The borrowings costs capitalized for the construction of the cement plant in Piura during the nine-month period ended as of September 30, 2016 were approximately S/3,309,000 (S/29,608,000 for the nine-month periods ended September 30, 2015). The rate used to determine the amount of borrowings costs eligible for capitalization was approximately 5.00 percent, which is the effective rate of the only borrowing the Group has as of September 30, 2016. The amount of borrowing costs eligible for capitalization is determined by applying the capitalization rate to the expenditures on qualifying assets.

As of September 30, 2016 the Group maintains accounts payable related to property, plant and equipment for S/5,043,000 (S/28,625,000 as of December 31, 2015).

7.	Trade and other payables
As of September 30, 2016 and December 31, 2015, this caption includes trade payables, interest and swap commissions, dividends among other minor payables. As of September 30, 2016 dividends payable amounted to S/159,360,000 (S/4,235,000 as of December 31, 2015).

The declared dividend for the year 2016 amounts to S/165,860,000, of which S/10,624,000 correspond to treasury shares

8.	Provisions
As of September 30, 2016 and December 31, 2015, this caption mainly includes workers’ profit sharing, long-term incentive plan and rehabilitation provision.

9.	Income tax
The Company calculates income tax expense of the period using the tax rate that would be applicable to the expected total annual earnings.

Notes to interim condensed consolidated financial statements (continued)

The major components of the income tax expense in the interim condensed consolidated statement of profit or loss and statement of other comprehensive income are:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2016	2015	2016	2015
	S/(000)	S/(000)	S/(000)	S/(000)

Current income tax expense	(6,998)	(18,458)	(37,314)	(49,074)
Deferred income tax expense	(9,996)	(3,014)	(7,015)	(10,832)
Income tax expense recognized in the consolidated statements of profit or loss	(16,994)	(21,472)	(44,329)	(59,906)
Income tax recognized in other comprehensive income	10,960	(15,194)	10,036	(14,563)

Total income tax	(6,034)	(36,666)	(34,293)	(74,469)

Following is the composition of deferred tax related to items recognized in OCI:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2016	2015	2016	2015
	S/(000)	S/(000)	S/(000)	S/(000)

Unrealized gain (unrealized loss) on available-for-sale financial investments	(19)	41	(73)	70
Unrealized gain (unrealized loss) on derivative financial instruments	10,979	(15,235)	10,109	(14,633)

Total deferred income tax on OCI	10,960	(15,194)	10,036	(14,563)

Notes to interim condensed consolidated financial statements (continued)

10.	Related party transactions
During the three and nine months periods ended September 30, 2016 and 2015, the Group carried out the following main transactions with Inversiones ASPI S.A. and its related parties:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2016	2015	2016	2015
	S/(000)	S/(000)	S/(000)	S/(000)

Income
Fees from parking space lease	86	83	260	244
Fees from office lease	88	85	264	247
Fees for management and administrative services	276	125	827	374

Expense
Security services provided by Compañía Minera Ares S.A.C.	(485)	(217)	(1,027)	(763)

Other transactions
Unpaid declared dividends to Inversiones ASPI S.A.	75,755	83,004	75,755	83,004

As a result of these and other transactions, the Group had the following rights and obligations with Inversiones ASPI S.A. and its related parties as of September 30, 2016 and December 31, 2015:

	September 30, 2016		December 31, 2015
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/(000)	S/(000)	S/(000)	S/(000)

Inversiones ASPI S.A.	599	-	97	-
Others	217	-	407	-

	816	-	504	-

Outstanding balances are unsecured and interest free. There have been no guarantees provided or received from any related party receivables or payables. For the periods ended September 30, 2016 and December 31, 2015, the Group has not recorded any impairment of receivables from related parties. This assessment is undertaken each financial year by examining the financial position of the related party.

Compensation of key management personnel of the Group -
The compensation paid to key management personnel includes expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the key management. The total short term compensations expense amounted to S/6,338,000  and  S/15,676,000, during the three and nine-month periods ended September 30, 2016, respectively (S/6,964,000 and S/16,612,000 during the three and nine-month periods ended September 30, 2015) , and the total long term compensations expense amounted to S/2,664,000 and S/7,408,000 during the three and nine-month periods ended September 30, 2016, respectively (S/6,151,000 and S/10,511,000 during the three and nine-month periods ended September 30, 2015).  The Company does not compensate Management with post-employment or contract termination benefits or share-based payments.

Notes to interim condensed consolidated financial statements (continued)

11.	Earnings per share (EPS)
Basic earnings per share amounts are calculated by dividing net profit for the three and nine-month periods ended September 30, 2016 and 2015 attributable to common shares and investment shares of the parent by the weighted average number of common and investment shares outstanding during those periods.

The Group has no dilutive potential common shares as of September 30, 2016 and 2015.

Calculation of the weighted average number of shares and the basic and diluted earnings per share is presented below:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2016	2015	2016	2015
	S/(000)	S/(000)	S/(000)	S/(000)
Numerator
Net profit attributable to ordinary equity holders of the parent	44,512	56,262	105,456	154,747

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2016	2015	2016	2015
	Thousands	Thousands	Thousands	Thousands

Denominator
Weighted average number of common and investment shares	544,687	581,964	544,687	581,964

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2016	2015	2016	2015
	S/	S/	S/	S/

Basic and diluted earnings for common and investment shares	0.08	0.10	0.19	0.27

There have been no other transactions involving common shares or potential common shares between the reporting date and the date of completion of these interim condensed consolidated financial statements.

Notes to interim condensed consolidated financial statements (continued)

12.	Financial instruments
(a)	Financial asset and liabilities –
Financial assets –

	As of September 30, 2016	As of December 31, 2015
	S/(000)	S/(000)
Financial instruments at fair value through of other comprehensive income
Derivative financial instruments (cross currency swaps)	82,891	124,770
Total cash flow hedge	82,891	124,770

Available-for-sale financial investments at fair value through other comprehensive income
Quoted equity shares	719	436
Total available-for-sale investments	719	436

Total financial assets at fair value	83,610	125,206

Financial instruments at fair value through other comprehensive income reflect the change in fair value of cross currency swaps contracts, designated as cash flow hedges to hedge the Senior Notes balance denominated in US dollars.

Except cash flow hedge and available-for-sale investments, all financial assets which included cash and cash equivalents and trade and other receivables are classified in the category of loans and receivables, are non-derivative financial assets carried at amortized cost and generate a fixed or variable interest income for the Group. The carrying value may be affected by changes in the credit risk of the counterparties.

Financial liabilities -
All financial liabilities of the Group including trade and other payables and interest-bearing loans and borrowings are classified as loans and borrowings and are carried at amortized cost.

(b)	Hedging activities and derivatives -
Cash flow hedges -
Foreign currency risk -
As of September 30,2016 the Group maintain Cross currency swap contracts for a notional amount of US$300,000,000, which are measured at fair value through other comprehensive income and designated as hedging instruments in cash flows hedges of Senior Notes denominated in US dollars.

Notes to interim condensed consolidated financial statements (continued)

The cross currency swap contracts balances vary with the level of expected forward exchange rates.

As of September 30, 2016
	Assets	Liabilities
	S/(000)	S/(000)

Cross currency swap contracts designated as hedging instruments
Fair value	82,891	-

	82,891	-

As of December 31, 2015
	Assets	Liabilities
	S/(000)	S/(000)

Cross currency swap contracts designated as hedging instruments
Fair value	124,770	-

	124,770	-

The terms of the cross currency swaps contracts match the terms of the related Senior Notes.
The cash flow hedge of the expected future payments was assessed to be highly effective and an unrealized loss of S/42,222,000 and a unrealized gain of S/38,879,000 for the three and nine-month periods ended September 30, 2016; respectively (S/58,594,000  and S/51,349,000 for the three and nine-month periods ended September 30, 2015, respectively), is included in other comprehensive income.  The amounts retained in other comprehensive income as of September 30, 2016 are expected to mature and affect the consolidated statement of profit or loss in each of the future years until 2023.

Notes to interim condensed consolidated financial statements (continued)

(c)	Fair values –
Set out below is a comparison of the carrying amounts and fair values of financial instruments as of September 30, 2016 and December 31, 2015:

	Carrying amount		Fair value
	2016	2015	2016	2015
	S/(000)	S/(000)	S/(000)	S/(000)

Financial assets
Derivatives financial assets – Cross currency swaps	82,891	124,770	82,891	124,770
Available-for- sale financial investments	719	436	719	436
Total financial assets - non-current	83,610	125,206	83,610	125,206
Financial liabilities
Financial obligations:
Senior Notes	1,010,638	1,012,406	1,054,028	961,411
Total financial liabilities	1,010,638	1,012,406	1,054,028	961,411

Management assessed that cash and term deposits, trade receivables, trade payables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate the fair values:

-
The fair value of cross currency swaps is measured by using valuation techniques where inputs are based on market data.  The most frequently applied valuation techniques include swap valuation models, using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, foreign exchange, forward rates and interest rate curves.

A credit valuation adjustment (CVA) is applied to the “Over-The-Counter” derivative exposures to take into account the counterparty’s risk of default when measuring the fair value of the derivative.  CVA is the mark-to market cost of protection required to hedge credit risk from counterparties in this type of derivatives portfolio.  CVA is calculated by multiplying the probability of default (PD), the loss given default (LGD) and the expected exposure (EE) at the time of default.

A debit valuation adjustment (DVA) is applied to incorporate the Group’s own credit risk in the fair value of derivatives (that is the risk that the Group might default on its contractual obligations), using the same methodology as for CVA.

Notes to interim condensed consolidated financial statements (continued)

-
The fair value of the quoted senior notes is based on price quotations at the reporting date, net of issuance costs.  The Group has not unquoted liability instruments for which fair value is disclosed as of September 30, 2016 and December 31, 2015.

-	Fair value of available-for-sale investments is derived from quoted market prices in active markets.

(d)	Fair value hierarchy-
All financial instruments for which fair value is recognized or disclosed are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole, as follows:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The following table provides the fair value measurement hierarchy of the Group´s assets and liabilities.

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of
September 30, 2016 –

	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)
	S/(000)	S/(000)	S/(000)
Assets measured at fair value:
Derivative financial assets:
Cross currency swaps	82,891	-	82,891
Available-for-sale financial investments:
Quoted equity shares	719	719	-

Total financial assets	83,610	719	82,891

Liabilities for which fair values are disclosed:
Senior Notes	1,054,028	1,054,028	-

Total financial liabilities	1,054,028	1,054,028	-

During the reporting period ending September 30, 2016, there were no transfers between Levels.  There were no assets or liabilities measured or disclosed at fair value using significant unobservable inputs (Level 3).

Notes to interim condensed consolidated financial statements (continued)

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2015 –

	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)
	S/(000)	S/(000)	S/(000)

Assets measured at fair value:
Derivative financial assets:
Cross currency swaps	124,770	-	124,770
Available-for-sale financial investments:
Quoted equity shares	436	436	-

Total financial assets	125,206	436	124,770

Liabilities for which fair values are disclosed:
Senior Notes	961,411	961,411	-

Total financial liabilities	961,411	961,411	-

There have been no transfers between Levels during the period ending December 31, 2015. There were no assets or liabilities measured or disclosed at fair value using significant unobservable inputs (Level 3).

Risk management activities-
As a result of its activities, the Group is exposed to foreign currency risk therefore the Company has acquired hedge financial instruments to mitigate that risk. Since November, 2014 the Group uses cross currency swaps to hedge the foreign currency risk of the Senior Notes denominated in US dollars. During the nine-month period ended September 30, 2016 was a moderate volatility in the US Dollar exchange rate against the Sol which effects were partially mitigated by the cross currency swaps hedge signed by the Company.

As of September 30, 2016 and December 31, 2015, except for the financial instruments (cross currency swaps) to hedge the foreign currency risk of its Senior Notes, the Group had no other financial instruments to hedge its foreign exchange risk, interest rates or market price (purchase price of coal) fluctuations.

Notes to interim condensed consolidated financial statements (continued)

13.	Commitments and contingencies
Operating lease commitments – Group as lessor
As of September 30, 2016, the Group, as lessor, has a parking space lease agreement with Compañía Minera Ares S.A.C. a related party of Inversiones ASPI S.A. This lease is annually renewable and for the three and nine-month periods ended September 30, 2016 provided an income of S/86,000 and S/260,000, respectively (S/83,000 and S/244,000  for the three and nine-months ended September 30, 2015, respectively).

Operating lease commitments – Group as lessee
In May 2012, the Group signed a contract with a third party to lease a land located in the north of Peru. The lease has a term of maturity of 30 years and accrued an annual rent of US$200,000 from 2012 to 2015, and from 2016 to the maturity date of the contract the rent will be equivalent to 0.64 percent of the sales of phosphoric rock of the subsidiary Fosfatos del Pacífico S.A., but may not be less than US$1,600,000 annually. The total amount incurred under this agreement is S/5,490,000 for the nine month period ended September 30, 2016 (S/625,000 for the nine month period ended September 30, 2015) and was recognized as part of exploration and evaluation assets.

Capital commitments
As of September 30, 2016, the Group had the following main commitments:
-	Commitment of capital contribution, if developed, on brine Project up to US$100,000,000. In connection with this commitment, as of September 30, 2016 the Group has made contributions for S/54,601,000.

Other commitments
-	Commitment of future sales of phosphoric rock to Mitsubishi Corporation when the project starts production.
-	The Group maintains long-term electricity supply agreements which billings are determined taking into consideration consumption of electricity and other market variables.
-
Since November 2013, the Group has a five-year period natural gas supply agreement for its diatomite brick plant, which billings are determined taking into account consumption of natural gas and other market variables. Also, the volumes are subject to take or pay clauses that establish minimum levels of natural gas consumption. As of September 30, 2016, the Group has accomplished the minimum requirements established in this agreement.

-
Since July 2015, the Group has a five-year period natural gas supply agreement for a cement plant located in Piura, which billings are determined taking into account consumption of natural gas and other market variables. Also, the volumes are subject to take or pay clauses that establish minimum levels of natural gas consumption. As of September 30, 2016, the Group has accomplished the requirements established in this agreement.

Environmental matters
The Group exploration and exploitation activities are subject to environmental protection standards. Such standards are the same as those disclosed on the consolidated financial statement as of December 31, 2015.

Notes to interim condensed consolidated financial statements (continued)

Tax situation
The Group is subject to Peruvian tax law. As of September 30, 2016, the rate of income tax is 28 percent on taxable income. From 2015 onwards in attention to the 30296 Act, the tax rate applicable income on taxable income, after deducting the participation of workers is as follows:

-	Exercise 2015 and 2016: 28 percent.
-	Exercise 2017 and 2018: 27 percent.
-	Exercise 2019 onwards: 26 percent.

Legal persons not domiciled in Peru and individuals are subject to retention of an additional tax on dividends received.

In this regard, in attention to the 30296 Act, the additional tax on dividend income generated is as follows:

-	For the profits generated from 2015 onwards, whose distribution is made after that date the percentages will be the following:

-	2015 and 2016: 6.8 percent.
-	2017 and 2018: 8 percent.
-	2019 onwards: 9.3 percent.

During the four years following the year tax returns are filed, the tax authorities have the power to review and, as applicable, correct the income tax computed by each individual company. The income tax and value-added tax returns for the following years are open for review by the tax authorities.

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax

Cemento Pacasmayo S.A.A.	2011-2015	2011-2016
Cementos Selva S.A.	2009/2011-2015	2011-2016
Distribuidora Norte Pacasmayo S.R.L.	2012-2015	2011-2016
Empresa de Transmisión Guadalupe S.A.C.	2011-2015	2011-2016
Fosfatos del Pacífico S.A.	2011-2015	2011-2016
Salmueras Sudamericanas S.A.	2011-2015	2011-2016
Calizas del Norte S.A.C.	2013-2015	2013-2016
Corianta S.A. (*)	2011	Dec 2011
Tinku Generacion S.A.C. (*)	2011	Dec 2011

(*)	These subsidiaries were merged with the Company in December 2011.

Notes to interim condensed consolidated financial statements (continued)

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether any of the tax audits that may be performed will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income during the period in which it is determined. However, in management’s opinion, any possible additional payment of taxes would not have a material effect on the interim condensed consolidated financial statements as of September 30, 2016 and the consolidated financial statements as of December 31, 2015.

Legal claim contingency
As of September 30, 2016, some third parties have commenced actions against the Group in relation with its operations which claims in aggregate represent S/16,471,000. From this total amount, S/1,588,000 corresponded to labor claims from former employees, S/7,681,000 is related to property tax assessment received from Pacasmayo District Municipality for periods from 2009 to 2014, and S/2,298,000 and S/4,904,000 is related to the tax assessments received from the tax administration corresponding to 2009 and 2010 tax period, which was reviewed by the tax authority during 2012 and 2013, respectively.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases. The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. Accordingly, no provision for any liability has been made in these interim condensed consolidated financial statements.

Mining royalty
Calcareous -
In 2007, The Company signed an agreement with Activos Mineros S.A.C., Fundación Comunal San Martin de Sechura and the participation of Pro Inversión related to the use of the Bayovar concession 4, which contains seashells. As part of this agreement, the Company is required to pay to Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. an equivalent amount to US$5.1 each per metric ton of calcareous extracted. The annual royalty may not be less than the equivalent to 40,000 metric tons.

In December 2013, the Company signed an agreement with a third party, related to the use of the Virrilá concession, to carry out other non-metallic mining activities.  This agreement has a term of maturity of 30 years, with fixed annual payments of US$600,000 for the first three years and variables to the rest of the contract. As part of this agreement, the Company is required to pay an equivalent amount to S/4.5 for each metric tons of calcareous extracted; the annual royalty may not be less than the equivalent to 850,000 metric tons since the fourth year of production. This royalty amounted to S/4,430,000 for the nine-month period ended September 30, 2016.

Notes to interim condensed consolidated financial statements (continued)

Diatomite -
The subsidiary Fosfatos del Pacífico S.A., signed an agreement with the Peruvian Government, Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. related to the use of the Bayovar concession 9, which contains phosphoric rock and diatomites.  As part of this agreement, the Subsidiary Fosfatos del Pacífico S.A. is required to pay to Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. an equivalent amount to US$1.5 each for each metric tons of diatomite extracted. The annual royalty may not be less than the equivalent to 40,000 metric tons during the second year of production and 80,000 metric tons since the third year of production. This royalty amounted to S/217,000 and S/613,000 for the three and nine-month periods ended September 30, 2016, respectively (S/199,000 and S/580,000 for the three and nine-month periods ended September 30, 2015).

Interest-bearing loans and borrowings covenants
Senior Notes
In February 2013, the Company issued Senior Notes by US$300,000,000 with interest rate of 4.50% and maturity on 2023. During the nine-month period ended as of September 30, 2016, the Senior Notes accrued interest for S/32,904,000, net of capitalization of interest.

In the case that the Company and Guarantee Subsidiaries requires to issue debt or equity instruments or merges with another company or dispose or rent significant assets, the Senior Notes will activate the following covenants, calculated on the Company and Guarantee Subsidiaries annual consolidated financial statements:

-	The fixed charge covenant ratio would be at least 2.5 to 1.
-	The consolidated debt-to-EBITDA ratio would be no greater than 3.5 to 1.

As of September 30, 2016, the Company has not entered in any of the operations previously mentioned.

Notes to interim condensed consolidated financial statements (continued)

14.	Segment information
For management purposes, the Group is organized into business units based on their products and activities, and have three reportable segments as follows:

-	Production and marketing of cement, concrete and blocks in the northern region of Peru.
-	Sale of construction supplies in the northern region of Peru.
-	Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit before income tax and is measured consistently with profit before income tax in the interim condensed consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a similar manner to transactions with third parties.

	Revenues from external customers		Gross margin		Profit (loss) before income tax		Income tax		Profit (loss) for the period
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

For the three-month periods ended
Cement, concrete and blocks	279,599	280,153	131,447	137,541	65,995	81,138	(18,612)	(22,689)	47,383	58,449
Construction supplies	14,359	17,622	129	377	(397)	(345)	108	97	(289)	(248)
Quicklime	19,107	14,725	2,364	3,039	(628)	(332)	220	95	(408)	(237)
Other	1,122	465	(604)	119	(4,636)	(3,668)	1,290	1,025	(3,346)	(2,643)

Consolidated	314,187	312,965	133,336	141,076	60,334	76,793	(16,994)	(21,472)	43,340	55,321

For the nine-month periods ended
Cement, concrete and blocks	823,620	771,099	363,897	372,560	158,840	222,704	(47,993)	(63,005)	110,847	159,699
Construction supplies	42,526	54,222	521	1,714	(1,238)	(347)	374	98	(864)	(249)
Quicklime	56,133	53,896	11,750	11,284	1,461	88	(441)	(25)	1,020	63
Other	3,161	814	(2,177)	136	(12,349)	(10,694)	3,731	3,026	(8,618)	(7,668)

Consolidated	925,440	880,031	373,991	385,694	146,714	211,751	(44,329)	(59,906)	102,385	151,845

Notes to interim condensed consolidated financial statements (continued)

	Segment assets	Other assets	Total assets	Segment liabilities
	S/(000)	S/(000)	S/(000)	S/(000)

September 30, 2016
Cement, concrete and blocks	2,796,756	82,891	2,879,647	1,447,317
Construction supplies	26,364	-	26,364	23,487
Quicklime	119,395	-	119,395	-
Other	417,062	719	417,781	3,173

Consolidated	3,359,577	83,610	3,443,187	1,473,977

December 31, 2015
Cement, concrete and blocks	2,743,007	124,770	2,867,777	1,326,650
Construction supplies	27,719	-	27,719	30,182
Quicklime	125,584	-	125,584	-
Other	392,278	436	392,714	10,828

Consolidated	3,288,588	125,206	3,413,794	1,367,660

During the nine-month period ended September 30, 2016 and 2015 there were no inter-segment revenues.

The “other” line includes activities that do not meet individually the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group.

Other assets
As of September 30, 2016 corresponds to the available-for-sale investments caption by S/719,000 and fair value of financial derivative instruments (cross currency swaps) for S/82,891,000 (S/436,000 and S/124,770,000, respectively as of December 31, 2015). Fair value of financial derivative instruments is allocated to cement segment, and available for sale financial investments are not allocated to any segment.

Geographic information
All revenues are from Peruvian clients.

As of September 30, 2016 and December 31, 2015, all non-current assets are located in Peru.